

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2025

Timothy Noyes
Chief Executive Officer
Aerovate Therapeutics, Inc.
930 Winter Street, Suite M-500
Waltham, MA 02451

Re: Aerovate Therapeutics, Inc.
Amendment No. 4 to Registration Statement on Form S-4
Exhibit Nos. 10.16, 10.17, 10.18, 10.19 and 10.20
Filed March 24, 2025
File No. 333-283562

Dear Timothy Noyes:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Edwin M. O’Connor, Esq.